April 16, 2018

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention:                                         Amanda Ravitz

David Burton

Lynn Dicker

Tim Buchmiller

Geoff Kruczek

Re:                             nLIGHT, Inc.

Registration Statement on Form S-1
Submitted March 30, 2018
File No. 333-224055

Ladies and Gentlemen:

On behalf of nLIGHT, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 11, 2018, relating to the Company’s Registration Statement on Form S-1 (File No. 333-224055) submitted to the Commission on March 30, 2018 (the “Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement.

Comparison of Years Ended December 31, 2017 and 2016, page 54

1.                                      Given the “offset” mentioned in your response to prior comment 2, it remains unclear how price decreases did not materially change your results of operations. Please expand to describe and quantify the “impact of price decreases on maturing products [which] was offset by growth in sales volumes and introduction of new products.” Also expand to clarify why disclosing such information would be “artificial” and “could potentially confuse investors.”

In response to the Staff’s comment, the Company has revised page 52 of the Registration Statement.

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Please direct any questions regarding the Company’s responses to me at (206) 883-2575 or jskim@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jeana S. Kim

Jeana S. Kim

cc:                                Scott H. Keeney, nLIGHT, Inc.

Ran Bareket, nLIGHT, Inc.

Kerry Hill, nLIGHT, Inc.

Patrick J. Schultheis, Wilson Sonsini Goodrich & Rosati P.C.

Bryan D. King, Wilson Sonsini Goodrich & Rosati P.C.

Warren T. Lazarow, O’Melveny & Myers LLP

Eric C. Sibbitt, O’Melveny & Myers LLP

Rod Clark, KPMG LLP